CONFORMED SUBMISSION TYPE:	6-K
PUBLIC DOCUMENT COUNT:		1
CONFORMED PERIOD OF REPORT:	20020930
FILED AS OF DATE:			20021220

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME:			ASTRIS ENERGI INC.
CENTRAL INDEX KEY:					01022518
STANDARD INDUSTRIAL CLASSIFICATION:		MISCELLANEOUS ELECTRICAL
MACHINERY, EQUIPMENT & SUPPLIES [3690]
IRS NUMBER:						000000000

FILING VALUES:
FORM TYPE:			6-K
SEC ACT:			1934 Act
SEC FILE NUMBER:		000-31481
FILM NUMBER:			1650870

BUSINESS ADDRESS:
STREET 1:			2175 DUNWIN DR
STREET 2:			UNIT 6
CITY:				MISSISSAUGA ONTARIO
STATE:				A6
BUSINESS PHONE:		9056082000

MAIL ADDRESS:
STREET 1:			2175 DUNWIN DR
STREET 2:			UNIT 6
CITY:				MISSISSAUGA ONTARIO




SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


FORM 6-K


REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2002

ASTRIS ENERGI INC.

(Exact name of Registrant as specified in its charter)


2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X       Form 40-F

                                        ---               ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X
                                    ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



ASTRIS ENERGI INC.

FORM 6-K TABLE OF CONTENTS

Part I.	Financial Information

Item 1. Unaudited Consolidated Interim Financial Statements of Astris Energi Inc. for the nine-month period ended
September 30, 2002.

1.	History and Organization of the Company
2.	Interim Reporting
3.	Basis of Presentation
4.	Related Party Transactions
5.	Common Stock Options
6.	Common Stock Transactions

Item 2.   Management Discussion and Analysis or Plan of Operation

7.	Overview
8.	Financial Position
9.	Three Months and Nine Months Ended 9/30/01 and 9/30/02
10.	Liquidity and Capital Resources
11.	Forward Looking Statements


  Part II.  Other Information
  --------
  Item 1.   Legal Proceedings

  Item 2.   Changes in Securities

  Item 3.   Defaults upon Senior Securities

  Item 4.   Submission of Matters to a Vote of Security holders

  Item 5.   Other Information

  Item 6.   Exhibits and reports on form 6-K

            SIGNATURES







PART 1	FINANCIAL INFORMATION
Item 1.  Unaudited Consolidated Interim Financial Statements

                                  ASTRIS ENERGI INC.
                                 CONSOLIDATED INTERIM
                                 FINANCIAL STATEMENTS
                                  (Canadian Dollars)
                                    (unaudited)

                         CONSOLIDATED INTERIM BALANCE SHEET

                                                 2002                    2001
                                      --------------------------------------------
                                      September 30,   December 31,   September 30,
ASSETS
Current
     Cash 	                            $    9,232      $   10,989       $   95,456
     Receivables                          31,656          37,563           46,002
     Prepaid expenses and deposits        73,358           1,050           43,050
     Investment tax credits refundable         0               0           61,000
     Deferred costs                      122,818         122,818          123,390
                                       ---------       ---------        ---------
                                         237,064         172,420          368,898

Capital assets                            13,564           5,180            4,400
                                       ---------       ---------        ---------
TOTAL ASSETS                          $  250,628      $  177,600       $  373,298
                                       =========       =========        =========

---------------------------------------------------------------------------------
LIABILITIES
Current
     Payables and accruals            $  313,182      $  260,485       $  368,917
     Goods and Services Tax payable       16,660          23,041           29,493
                                       ---------       ---------        ---------
                                         329,842         283,526          398,410

Advances from related parties            413,288         417,287          417,288
                                       ---------       ---------        ---------
                                         743,130         700,813          815,698
                                       ---------       ---------        ---------
SHAREHOLDERS' DEFICIENCY
Stockholders' Equity:
  Common stock 60,000,000 shares
  authorized, no par value; 14,977,469
  shares issued and outstanding        2,565,971       2,059,226        1,998,592

Deficit                               (3,058,473)     (2,582,439)      (2,440,992)
                                       ---------       ---------        ---------
 Total stockholders' equity             (492,502)       (523,213)        (442,400)
                                       ---------       ---------        ---------

TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY                           $  250,628      $  177,600       $  373,298
                                       =========       =========        =========
---------------------------------------------------------------------------------

               SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



                                 ASTRIS ENERGI INC.
                    CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
                                 (Canadian dollars)
                                    (unaudited)

                                       2002                        2001
                             Nine months  Three months  Nine Months   Three months
                                  to          to            to           to
     September 30 September 30  September 30  September 30
	                       -----------------------------------------------------
REVENUE                       $   10,244    $   (1,926)    $   35,317   $   17,010
                               ---------     ---------      ---------    ---------

EXPENSES
  Subcontract                    235,034        87,850        311,716       49,536
  General and administrative     184,838        70,066        163,459      103,023
  Professional fees               73,897        33,034         40,866       19,426
  Interest                         9,000         3,000          9,000        3,000
  Amortization                     2,941         2,019            902          300
                               ---------     ---------      ---------    ---------
                                 505,710       195,969        525,943      175,285
                               ---------     ---------      ---------    ---------

Net loss before the following   (495,466)     (197,895)      (490,626)   (158,275)

  Gain on sale of marketable
     security                          0             0         38,089            0
  Recovery of prior years'
     investment tax credits       19,432        19,432              0            0
                               ---------     ---------      ---------    ---------

Net loss for the period         (476,034)     (178,463)      (452,537)   (158,275)

Deficit, beginning of period  (2,582,439)   (2,880,010)    (1,988,455) (2,282,717)
                               ---------     ---------      ---------   ---------

Deficit, end of period       $(3,058,473)  $(3,058,473)   $(2,440,992) (2,440,992)
                               =========     =========      =========   =========

Net loss per common share    $        NA   $        NA    $        NA  $        NA
                               =========     =========      =========    =========

----------------------------------------------------------------------------------














            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                               ASTRIS ENERGI INC.
                  CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
                               (Canadian dollars)
                                   (unaudited)

                                            2002                        2001
                             -----------------------------------------------------
                             Nine months  Three months  Nine Months   Three months
                                  to           to            to            to
                             September 30 September 30  September 30  September 30
	                       -----------------------------------------------------
OPERATING
Net loss for the period          $ (476,034)  $(178,463)  $ (452,537)  $ (158,275)
Item not requiring cash
- amortization                        2,941       2,019          902          300
- consulting fees paid in capital
stock to non-related party           60,570      35,242       90,638       88,080
- consulting fees paid in capital
stock to related party              119,004      52,484      129,450      129,450
Gain on sale of marketable security       0           0      (38,089)           0
Net change in non-cash working
capital balances related to
operations                          (20,085)    (12,902)     (83,916)    (184,789)
                                  ---------   ---------    ---------    ---------
                                   (313,604)   (101,620)    (353,552)    (125,234)
                                  ---------   ---------    ---------    ---------
INVESTING
Proceeds on sale of marketable
security                                  0           0       89,539            0
Purchase of capital assets          (11,325)     (9,325)           0            0
                                  ---------   ---------    ---------    ---------
                                    (11,325)     (9,325)      89,539            0
                                  ---------   ---------    ---------    ---------
FINANCING
Advances from (to) related parties   (4,000)     10,000            1      (14,999)
Issuance of common shares           327,172      30,449      343,206      222,000
                                  ---------   ---------    ---------    ---------
                                    323,172      40,449      343,207      207,001
                                  ---------   ---------    ---------    ---------
Net increase (decrease) in cash
during the period                    (1,757)    (70,496)      79,194       81,767

Cash, beginning of period            10,989      79,728       16,262       13,689
                                  ---------   ---------    ---------    ---------
Cash, end of period              $    9,232  $    9,232   $   95,456   $   95,456
                                  =========   =========    =========    =========
---------------------------------------------------------------------------------
Net change in non-cash operating
working capital
Receivables                      $    5,907  $    1,027   $    2,690   $    1,026
Prepaid expenses and deposits       (72,308)    (26,600)      (8,354)     (30,000)
Deferred costs                            0           0      (59,087)     (19,983)
Current liabilities                  46,316      12,671      (19,165)    (135,832)
                                  ---------   ---------    ---------    ---------
                                 $  (20,085) $  (12,902)  $  (83,916)  $ (184,789)
                                  =========   =========    =========    =========
---------------------------------------------------------------------------------


           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   History and Organization of the Company

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of Cdn $0.05 per warrant, and changed its name to Astris Energi Inc. The purpose of the acquisition was that the Company was seeking a potentially promising business activity and Astris Inc. was seeking to be part of a public company, which might facilitate the raising of working capital to further the development of its fuel cell research. AEI began trading on the OTC.BB pink sheets under the trading symbol ASRNF on June 20, 2001.

2.   Interim Reporting

     In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of AEI as of September 30, 2002 and their results of operations for the three months and nine months ended September 30, 2002 and 2001 and cash flows for the nine months ended September 30, 2002 and 2001.

     Pursuant to the rules and regulations of the Securities and Exchange Commission, (the "SEC") certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Canada have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. The condensed consolidated interim financial reports are prepared with due consideration given to the adjustments that would normally be given at year-end. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 that was previously filed with the SEC.

     Results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be obtained for the full year.

3.   Basis of Presentation

     As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Astris" or the "Company", means Astris Energi Inc. The financial statements are stated in Canadian dollars. The average exchange rate for the month-ended September 2002 was Cdn $1.59.



     As shown in the accompanying financial statements, the Company had a net loss of $476,034 and net cash used in operating activities of $313,604 for the nine months ended September 30, 2002. Management cannot determine if the Company will become profitable and when operating activities will begin to generate cash. If operating activities continue to use substantial amounts of cash, the Company will need additional financing. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

     Historically, the Company has funded its operations through loans from the Directors and private placement offerings. Management plans to obtain the funds needed to enable the Company to continue as a going concern either through a joint venture with a manufacturer of related products, or through private placement offering. Management believes that with the necessary funding, the proprietary AFC technology patented by AEI offers a competitive advantage in the best subsequent performance/price ratio and can dominate the industry in the Company's marketplace. However, management cannot provide any assurance that the Company will be successful in obtaining the funds needed to provide for the continued operation of the company.

4.   Related Party Transactions

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the company until a joint venture or private placement is completed.

     On July 24, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers of the Corporation. The Company approved the issuance of the following shares at a price of US $0.35 per share:

Name of Officer/Director	Price Paid/		Number of
Or Former Officer/Director	Debt Owed		Common Shares	Price/Share
-----------------------------------------------------------------------------
Gordon Emerson                US $14,797        74,000            US $.20

Macnor Corporation            US $19,756        98,775            US $.20

5.   Common Stock Options



     On September 25, 2001, the company created a stock option plan to be approved at the Annual Special Meeting of Shareholders allowing the directors the right to allocate up to 1,200,000 (one million two hundred thousand) common shares in the company to individuals providing services of great benefit to the Company. These common shares will be issued at market price.

     On June 14, 2002, the Directors approved the allocation of options to Wintser Investments Limited ("WIL") as an Eligible Consultant under the 2001 Stock Option Plan. The option for 500,000 shares is vested to WIL at an exercise price of US $0.20. The option was not exercised on or before the established deadline of September 15, 2002, therefore the option expires.

     On July 22, 2002, the Directors approved the allocation of options to Anthony Durkacz, Vice President of Finace, as eligible under the 2001 Stock Option Plan. The option for 250,000 shares is vested to Durkacz at an exercise price of US $0.20. The option must be exercised on or before the established deadline of July 22, 2007.






6.   Common Stock Transactions

Common Shares Issued for Services

     During the nine months ended September 30, 2002, the Company issued 116,000 shares of common stock to various individuals and companies for services rendered. The Company issued the stock at a market value of US $.20 per share during the nine-month period ended September 30, 2002. Compensation expense associated with this issuance was equal to US $22,308 during the nine months ended September 30, 2002.

     On July 24, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain creditors and/or consultants of the Corporation. The following issuance of shares was approved at a price of US $0.20 per share:

Name of Creditor/          Price Paid/         Number of
Consultant                 Debt Owed           Common Shares
------------------------------------------------------------
JCH Technologies           US $ 6,488           32,400

Gordon Molesworth          US $15,719           78,600

     On September 24, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain creditors and/or consultants of the Corporation. The following issuance of shares was approved at a price of US $0.20 per share:

Name of Creditor/          Price Paid/         Number of
Consultant                 Debt Owed           Common Shares
------------------------------------------------------------
Nicholas Muller           US $ 1,001            5,000

Sale of stock

Private Placement Offering



     Shelly Blechman ("Blechman") entered into a Subscription Agreement with the Company dated July 17, 2002. Under the terms of this Subscription Agreement, Blechman subscribed for 100,000 Units of the Company, at a price of
US$0.20 per Unit.   Each Unit consists of one common share in the capital of
the Company and Share Purchase Warrant, which entitles Blechman to purchase shares at an exercise price of US$0.50 per share for a period of five years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 100,000 shares in the capital of the Company to Blechman. Additionally, the Company has reserved for issuance to Blechman 100,000 shares in the capital of the Company for the timely exercise of the Warrants.

Common Shares Issued to Retire Debt

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. A listing of the common shares issued on July 24, 2002 to retire debt to officers is detailed under NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, Related Party Transactions above. The Directors have agreed to support the Company until a joint venture or private placement is completed.

ITEM 2. Management's Discussion and Analysis of financial condition and results of operations

1.   Overview

     The Company's mission is to develop affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators in those niche markets in which they can compete technically and economically.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. The Company has completed and field-tested three separate fuel cell energy systems: a one-kilowatt portable unit, a fuel cell system to drive golf cars and similar small vehicles, and a four-kilowatt fuel cell to provide electricity, heat and hot water for an individual home or small business. The main focus of the Company has been to develop and market a one-kilowatt alkaline fuel cell ("AFC") system, which could be used to power golf cars, in-plant material movers and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system. Based on these accomplishments, AEI has been seeking private placements and strategic partnerships to pursue pilot production of AFC units. Near-term options for these AFC units include golf cars and other light, zero emission vehicles, NEVs, electric boats, silent and odorless generators for luxury yachts and recreational vehicles, UPS systems for computer networks, hospitals and similar small applications that can be served immediately by AEI fuel cell units.

     In September 2002, the Company completed the first prototype fuel cells for commercial power generators in portable, stationary and vehicular applications. The completion of the prototype molds for the advanced POWERSTACK MC250 marked a major milestone in development. The MC250 was developed using the alkaline technology, which is more efficient, stars instantly, operates over a wide temperature range and is less expensive than the Proton Exchange Membrane technology.

     The initial testing of the MC250 took place in October 2002, subsequent to the quarter ended. Interim test results were 35 percent beyond the design projection. Extensive test protocol will be conducted in the following weeks. The power generator is nearly twice as powerful as the Company's LABCELL, yet lower in weight.

     The Company forecasts that volume production of the MC250 will begin in spring 2003 and the size of its headquarters facility has been doubled to prepare for this phase. The production capacity will increase six to ten times, and its unit cost will be two to three times lower than the LABCELL, on a per-kilowatt basis. This is the first Astris model that will enter the varied global commercial fuel cell markets.

     Another advanced fuel cell system, the E7 fuel cell generator, is being developed by the Company's Czech Republic subsidiary in a joint project partially funded by the Czech Ministry of Industry and Trade.

2.   Financial Position

     The company has been working to find a joint venture partner for Astris to facilitate full production of the alkaline fuel cells. On December 12, 2002, the company announced that a Memorandum of Agreement with CareAction, Inc. was signed. CareAction is a company based in the Montreal suburb of Laval, Quebec, under which Astris will license its technology. CareAction will provide financing and management for a $15,000,000 technology and consumer product development program, centered on the transportation sector. As part of this agreement, more than Cdn $1,440,000 will be invested directly into Astris on a monthly basis over the next three years, not including salaries of Astris personnel working in Quebec. In exchange for this cash infusion, CareAction will receive 1,250,000 5-year warrants to purchase Astris shares at $US0.60 per share. In addition, CareAction will invest Cdn $500,000 in two equal installments on or before January 20 and March 15, 2003, for the purchase of a total of 1,250,000 units, consisting of one Astris share and one 3-year warrant exercisable at $US0.50, at a unit price of Cdn $0.40 per unit.

     A new Quebec-based company will be formed by the name Astris Transportation Systems, Inc. (ATSI). Astris will retain a forty percent (40%) equity interest in the new company, in addition to receiving royalties on ATSI revenues. This company will form an integral part of a strategic alliance between Astris, CareAction and Feel Good Cars Inc., which will also have operations at the same location in Montreal. The objective of this alliance is to develop a range of converted vans, passenger cars, as well as electric and hydrogen fuel cell low-speed vehicles, primarily for the burgeoning, under-served markets represented by seniors and disabled persons.

     CareAction is a leading innovator in the minivan conversion industry, having invented and developed certification standards for lowered-floor vehicles, which permit easy wheelchair access for the disabled. Feel Good Cars, through their relationship with French manufacturer Microcar, has a six-month ramp-up production capability for 10,000 vehicles per year. The Zenn will be distributed through an established international dealer network. Low-speed electric vehicles, including the battery-powered Zenn, appear to be ideally suited for Astris alkaline fuel cell technology. Combined at one location, CareAction and Feel Good Cars bring automotive-related engineering and design, certification, production management and international marketing experience, as well as private financing and the prospect of generous Quebec government support. Astris will continue to concentrate on enhancing its reputation as a leader in fuel cell technology research.

     Pursuant to the Agreement with CareAction, Astris will restrict licensing activity in the transportation sector for 5 years, but will remain free to license manufacturers in other sectors, for example manufacturers of portable and stationary generators. Jiri K. Nor, President of Astris, and his technical staff will lead the research and development, under contract to ATSI, to adapt the E-6 fuel cell generator to power the Zenn electric car. Additionally, the work will bring the new POWERSTACK MC250 with power rating in the 2,000 to
5,000 kW range, into full production over the next two to three years.   The
first Astris-powered Zenn vehicle is to be rolled out in 2003. If all goes well, production is anticipated within another six to twelve months.

     In October 1998, the Company entered into a License Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures, Inc., a Delaware corporation, ("EVI"). Because of the non-exclusive license, the Company acquired 200,000 shares of EVI common stock. The Company sold these shares during the year 2000 through the first quarter of 2001. As part of the agreement, EVI was to pay the Company a minimum annual royalty payment of Cdn $10,000, which was due on March 31, 2001 and never paid. The Company has worked with EVI, now called Energy Visions, Inc. to reach a settlement. The EVI option for 100,000 of the Company's stock was cancelled on September 5, 2002. Additionally, the license agreement was cancelled on September 8, 2002 and served with a Notice of Default.

3.   Three Months and Nine Months Ended 9/30/01 and 9/30/02

     As shown in the financial statements, the Company had a net loss of Cdn $476,034 and net cash used in operating activities of Cdn $313,604 for the nine months ended September 30, 2002. For the three months ended September 30, 2002, the Company had a net loss of $178,463.



     As of September 30, 2002, the Company had Cdn $9,232 cash on hand and in the bank.

     The primary sources of cash and financing for the Company for the nine months then ended was Cdn $327,172 from the issuance of common shares of stock. The primary use of cash during that period was Cdn $313,604 to finance the Company's operations.

     The Company's total revenue was Cdn $10,244 during the nine months ended September 30, 2002, a decrease of 71% from its total revenue of Cdn $35,317 during the nine months ended September 30, 2001. Revenue from the nine months ended September 30, 2002 consisted mainly of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The same nine-month period for 2001 had revenue that consisted primarily of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.

     The Company's total revenue was Cdn ($1,926) during the three months ended September 30, 2002, a significant decrease from its total revenue of Cdn $17,010 during the three months ended September 30, 2001. Revenue from the three months ended September 30, 2002 consisted mainly of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The same three-month period for 2001 had revenue that consisted of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.

     The Company sustained a net loss of Cdn $476,034 for the nine months ended September 30, 2002, an increase of 5% compared to a net loss of Cdn $452,537 for the nine months ended September 30, 2001. In the nine months ended September 30, 2001, the Company obtained $38,089 from the sale of the remaining EVI marketable security, which represented the final income from the sale of the EVI security. Therefore, for period ended September 30, 2002 there was not a comparable gain on the sale of marketable security. However, for the period ended September 30, 2002, the Company recovered investment tax credits for prior years for Cdn $19,432. Expenses during the nine months ended September 30, 2002 decreased by 4 percent from expenses incurred during the nine months ended September 30, 2002. This resulted mainly because the subcontract with Astris s.r.o. was slightly less in 2002.

     The Company sustained a net loss of Cdn $178,463 for the three months ended September 30, 2002 compared to a net loss of Cdn $158,275 for the three months ended September 30, 2001. An increase of 13% in net loss can be primarily attributed to no sale of the EVI marketable security in the three-month period ended September 30, 2002 as compared to Cdn $38,089 in the three-month period ended September 30, 2001.

4.   Liquidity and Capital Resources

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the company until a joint venture or private placement is completed.

     The Company has obtained additional outside capital through a sale of its Common Stock in a private placement offering. The Company succeeded in placing its Common Stock on the O.T.C. Bulletin Board to facilitate further financing. In addition, the Company is holding discussions with several possible strategic partners, having the resources sufficient to aid the Company to achieve volume production and global marketing.



5.   Forward Looking Statements

     This quarterly report contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this quarterly report, are forward-looking statements. In addition, when used in this document, the words "anticipate", "estimate", "project" and similar expressions are intended to identify forward-looking statements.
These forward-looking statements are subject to certain risks, uncertainties and assumptions including risks relating to our limited operating history and operations losses; significant capital requirements; development of markets required for successful performance by the company, as well as other risks described in the Company's Annual Report on 20F and in this quarterly report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Although the Company believes that the expectations we include in such forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct.

PART II   OTHER INFORMATION

ITEM 1.   Legal Proceedings

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of Cdn $315,000 he had advanced on behalf of the Company. Mr. Birkett was President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep AEI operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5,000,000. Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of Cdn $315,000, plus costs.

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to Cdn $1,942,301, in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment.

    The pretrial hearing was held on July 12, 2002, before an independent judge in the Ontario Court. The trial date was scheduled for October 7, 2002. Subsequent to quarter ended September 30, 2002, the lawsuit was dismissed by the Superior Court of Justice of Ontario. The Company was completely successful in its defense and the entire claim was dismissed.

ITEMS 2-5:  Not applicable

ITEM 6:   Exhibits and Reports on 6-K



     During the fiscal quarter ended September 30, 2002, no Form 6-K reports were filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  ASTRIS ENERGI INC.


                                                  By:  /s/ Jiri K. Nor
                                                  ---------------------------
                                                       President


Date: December 20, 2002


                            CERTIFICATION PURSUANT TO
                   18 USC, SECTION 1350, AS ADOPTED PURSUANT TO
               SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002


I, Gordon Emerson, certify that:

1.  I have reviewed this quarterly report on Form 6K of Astris Energi Inc.;

2. To the best of my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3. To the best of my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a. designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b. evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report; and

c. presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of that date;

5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

7. This report on Form 6K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Dated:  December 20, 2002                By: /s/ Gordon Emerson
                                            -----------------------
                                            Gordon Emerson
    	                                      Chief Financial Officer



                            CERTIFICATION PURSUANT TO
                   18 USC, SECTION 1350, AS ADOPTED PURSUANT TO
               SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jiri K. Nor, certify that:

1.  I have reviewed this quarterly report on Form 6K of Astris Energi Inc.;

2. To the best of my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3. To the best of my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a. designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b. evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report; and

c. presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of that date;

5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

7. This report on Form 6K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

                                         By:  /s/ Jiri K. Nor
                                         ---------------------------
                                         President

Dated:  December 20, 2002